InnovaQor, Inc.

400 South Australian Avenue, Suite 800

West Palm Beach, Florida 33401

February 18, 2022

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo, Alexandra Barone, Joseph Kempf and Kathryn Jacobson

Re: InnovaQor, Inc.

Request to Withdraw Registration Statement on Form 10

Filed December 22, 2021

File No. 000-33191

Dear Sirs and Madams:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, InnovaQor, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 000-33191), filed by the Company on December 22, 2021 (the “Registration Statement”), in connection with the registration of the Company’s common stock, par value $0.0001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company reserves the right to submit the Registration Statement at a future date.

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective 60 days after the initial filing of the Form 10 Registration Statement. The Company believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date. Accordingly, the Company respectfully requests that the Form 10 Registration Statement be withdrawn effective as of the date hereof or at the earliest practical date but in any event prior to February 19, 2022.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at (561) 421-3800, or J. Thomas Cookson of Shutts & Bowen LLP, our outside legal counsel, at (305) 379-9141.

Sincerely,

InnovaQor Inc.

/s/ Sharon L. Hollis
By:	Sharon L. Hollis
Title:	Chief Executive Officer

cc:	J. Thomas Cookson, Shutts & Bowen LLP